Exhibit 99.1

Sierra Metals Announces Appointment of Interim CEO

The Company will Host a Conference Call on Wednesday, November 30, 2022, at 8:30 AM EST

TORONTO--(BUSINESS WIRE)--November 28, 2022--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (“Sierra Metals” or the “Company”) announced today the resignation of Mr. Luis Marchese as the Chief Executive Officer and a Director of the Company, and the appointment, effective immediately, of Mr. Ernesto Balarezo Valdez as Interim Chief Executive Officer to lead the Company during its current strategic review process. Mr. Balarezo will also join the Board of Directors of the Company.

The previously announced strategic review process is ongoing under the direction of the Special Committee, comprised of the Company’s independent directors.

Mr. Oscar Cabrera, Chair of Sierra Metals’ Board of Directors stated, "On behalf of the Board, I would like to thank Luis for his commitment and service to Sierra Metals as CEO and Director, during a very challenging period for the Company. We wish him well in his future endeavours.”

He continued, “Sierra Metals’ Board is pleased that Mr. Balarezo has agreed to serve as the Company’s Interim CEO. His operations and leadership experience in the mining industry provides the right perspective and skills to lead the Company during the strategic review process.”

Mr. Balarezo’s career spans over three decades with extensive managerial and corporate experience at international and local levels with leading companies in the mining, cement and services industries, including as Executive Vice President for the Americas at Gold Fields Ltd. and as CEO of Gold Fields La Cima S.A. where he oversaw the Cerro Corona Mining unit in Peru. Mr. Balarezo’s mining experience also includes a broad range of positions with the Hochschild Group where he advanced to Vice President Operations after starting his tenure as General Manager of the Mexican branch and then as General Manager in Peru.

Mr. Balarezo holds a Bachelor of Science degree in Industrial Engineering and a Master of Science degree in Industrial Management from Texas A&M University. He has also completed the Management Development Program from the Universidad de Piura in Lima, Peru.

The Board has mandated Mr. Balarezo to focus on the safe, efficient, and responsible operation of the Company, with the objective of maximizing the value of the Sierra Metals business and assets.

Conference Call

The Company will host a conference call on Wednesday, November 30, 2022, regarding Mr. Balarezo’s appointment, at 8:30 am EST. Dial-in instructions are listed below:

Joining by Telephone:
Canada (Toll Free): 1 833 950 0062
Canada (Local): 1 226 828 7575

United States (Toll Free): 1 833 927 1758
United States (Local): 1 646 904 5544

United Kingdom (Toll Free): 44 808 189 6484

Access code: 022430

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance.

About Sierra Metals

Sierra Metals is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com